UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Methanex Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

59151K108

(CUSIP Number)

1800 Waterfront Centre, 200 Burrard Street, Vancouver, BC, V6C 3M1, Canada

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

19 April 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59151K108	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) M&G Investment Management Limited No I.R.S. Identification Number
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom, England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 16,310,146
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 16,310,146
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,310,146
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.47%
14.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 59151K108	13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) M&G Global Dividend Fund No I.R.S. Identification Number
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom, England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,345,850
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.93%
14.	TYPE OF REPORTING PERSON (see instructions) IV

CUSIP No. 59151K108	13D	Page 4 of 8 Pages

This Amendment No. 2 amends and supplements the Schedule 13D filed on behalf of the Reporting Persons identified below on January 11, 2018. The amendment is being filed pursuant to Rule 13d-2(a) under the Exchange Act solely to report a greater than one percent change in beneficial ownership from that previously reported.

Item 1.  Security and Issuer.

This statement relates to the shares of common stock of Methanex Corp, a British Columbia corporation (the ”Issuer”). The address of the principal executive offices is:

1800 Waterfront Centre, 200 Burrard Street, Vancouver, BC, V6C 3M1, Canada

Item 2.  Identity and Background.

(a)

This Schedule 13D is being filed by M&G Investment Management Limited, a company incorporated under the laws of England and Wales and M&G Global Dividend Fund, an Open-Ended Investment Company, with variable capital, incorporated under the laws of England and Wales (“Dividend Fund”, and together with M&G Investment Management, the ”Reporting Persons”).

(b)	The address of the principal office of M&G Investment Management Limited and the Dividend Fund is Governor’s House, Laurence Pountney Hill, London, EC4R 0HH.
(c)	The principal business of M&G Investment Management Limited and the Dividend Fund is investing in securities.
(d)	None of the reporting persons have, during the last 5 years, been convicted in a criminal proceeding (excluding traffic violations of similar misdemeanours).
(e)

None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

The funds for the purchase of the Shares came from the investment capital of M&G Investment Management Limited.

Item 4.  Purpose of Transaction.

The Reporting Persons have been supportive shareholders since 2007 but have become repeatedly frustrated with the market valuation of the Issuer, which the Reporting Persons believe does not reflect the Issuer’s intrinsic value.

The Reporting Persons are supportive of the current progressive dividend policy of the Issuer, but given the current share price is significantly below the replacement cost of its assets (estimated by the Issuer to be US$1,100 per tonne (source : Methanex Investor Presentation February 2018), the Reporting Persons’ view is that :

●

any and all surplus capital outside the proposed modest capital expenditures targeted towards the issuer’s Chilean assets should be solely directed towards share buybacks until the share price appreciates beyond the replacement cost of the Issuer’s assets which based on the company’s own disclosure equates to as much as double the current share price;

●	that every share purchased at a discount to the replacement cost of the Issuer’s assets accretes significant value to all shareholders equally; and

●

there should be no cash retained on the balance sheet beyond what is required to maintain the existing portfolio of assets to a high standard (which the Reporting Persons estimate conservatively to be a maximum of $200m).

CUSIP No. 59151K108	13D	Page 5 of 8 Pages

If, as a result of these actions over the medium term, the share price still does not reflect at least the Issuer’s replacement cost of its assets then the Issuer should undertake a strategic review to either high grade the portfolio by selling assets that can be realised at a price materially above the value implied by the Issuer’s current equity value and use the proceeds to buy back shares or sell the whole business in order to realise its value.

The Reporting Persons note that the Issuer has in the past undertaken significant share buybacks at valuations below replacement cost, resulting in significant subsequent value accretion for shareholders. With this experience and history in mind, the Reporting Persons would reiterate this to be the only sensible strategy for the Issuer in the short term.”

Item 5.  Interest in Securities of the Issuer.

(a)

M&G Investment Management Limited (MAGIM) beneficially owns 16,310,146 shares of Common Stock, which represents approximately 19.47% of 83,783,704 outstanding shares of Common Stock of Methanex, as published by the company on March 6, 2018.

(b)	M&G Investment Management Limited (MAGIM) has sole voting and investment discretion with respect to the shares.

(c)	The table below details all transactions since the last 13D filed, on behalf of the Reporting Persons identified above on January 11, 2018, until the date of this filling

Disposer	Trade Date	Amount of Shares	Price per Share	Where/How Effected
MAGIM	3/27/2018	54,999	$60.41	On market sell
MAGIM	3/27/2018	15,248	$60.70	On market sell
MAGIM	4/3/2018	37,663	$60.85	On market sell
MAGIM	4/3/2018	3,373	$60.85	On market sell
MAGIM	4/4/2018	8,226	$60.78	On market sell
MAGIM	4/4/2018	738	$60.78	On market sell
MAGIM	4/5/2018	36,654	$63.79	On market sell
MAGIM	4/5/2018	3,346	$63.79	On market sell
MAGIM	4/6/2018	18,327	$62.46	On market sell
MAGIM	4/6/2018	1,673	$62.46	On market sell
MAGIM	4/9/2018	27,509	$63.23	On market sell
MAGIM	4/9/2018	2,491	$63.23	On market sell
MAGIM	4/10/2018	71,740	$64.76	On market sell
MAGIM	4/10/2018	23,742	$64.81	On market sell
MAGIM	4/10/2018	12,489	$64.76	On market sell
MAGIM	4/10/2018	2,152	$64.81	On market sell
MAGIM	4/10/2018	1,127	$64.76	On market sell
MAGIM	4/11/2018	55,260	$65.92	On market sell
MAGIM	4/11/2018	9,613	$65.92	On market sell
MAGIM	4/11/2018	877	$65.92	On market sell
MAGIM	4/12/2018	20,000	$67.78	On market sell

CUSIP No. 59151K108	13D	Page 6 of 8 Pages

Disposer	Trade Date	Amount of Shares	Price per Share	Where/How Effected
MAGIM	4/13/2018	2,070	$66.96	On market sell
MAGIM	4/13/2018	22,930	$66.96	On market sell
MAGIM	4/16/2018	9,172	$67.27	On market sell
MAGIM	4/16/2018	828	$67.27	On market sell
MAGIM	4/17/2018	35,126	$68.58	On market sell
MAGIM	4/17/2018	10,732	$68.74	On market sell
MAGIM	4/17/2018	3,174	$68.58	On market sell
MAGIM	4/17/2018	968	$68.74	On market sell
MAGIM	4/18/2018	152,150	$69.00	On market sell
MAGIM	4/18/2018	37,131	$69.19	On market sell
MAGIM	4/18/2018	23,141	$68.91	On market sell
MAGIM	4/18/2018	13,779	$69.00	On market sell
MAGIM	4/18/2018	11,428	$69.00	On market sell
MAGIM	4/18/2018	8,710	$69.58	On market sell
MAGIM	4/18/2018	8,280	$69.00	On market sell
MAGIM	4/18/2018	6,790	$69.00	On market sell
MAGIM	4/18/2018	3,369	$69.19	On market sell
MAGIM	4/18/2018	2,086	$68.91	On market sell
MAGIM	4/18/2018	1,261	$68.91	On market sell
MAGIM	4/18/2018	1,185	$68.84	On market sell
MAGIM	4/18/2018	1,027	$68.91	On market sell
MAGIM	4/18/2018	790	$69.58	On market sell
MAGIM	4/18/2018	91	$68.78	On market sell
MAGIM	4/18/2018	5	$68.78	On market sell
MAGIM	4/18/2018	4	$68.78	On market sell
MAGIM	4/19/2018	136,596	$67.64	On market sell
MAGIM	4/19/2018	121,664	$68.38	On market sell
MAGIM	4/19/2018	24,899	$68.10	On market sell
MAGIM	4/19/2018	12,366	$67.64	On market sell
MAGIM	4/19/2018	11,025	$68.38	On market sell
MAGIM	4/19/2018	10,262	$67.64	On market sell
MAGIM	4/19/2018	9,135	$68.38	On market sell
MAGIM	4/19/2018	7,426	$67.64	On market sell
MAGIM	4/19/2018	6,616	$68.38	On market sell
MAGIM	4/19/2018	6,109	$67.64	On market sell
MAGIM	4/19/2018	5,413	$68.38	On market sell
MAGIM	4/19/2018	2,258	$68.10	On market sell

CUSIP No. 59151K108	13D	Page 7 of 8 Pages

Disposer	Trade Date	Amount of Shares	Price per Share	Where/How Effected
MAGIM	4/19/2018	1,869	$68.10	On market sell
MAGIM	4/19/2018	1,354	$68.10	On market sell
MAGIM	4/19/2018	1,106	$68.10	On market sell

(d)

To the best knowledge of the reporting persons, no person other than the reporting persons identified in this schedule 13D have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned identified herein.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.  Material to Be Filed as Exhibits.

Not Applicable.

CUSIP No. 59151K108	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 20, 2018

M&G Investment Management Limited

By:	/s/ Mark Thomas
Mark Thomas, Head of M&G Regional Shareholder Disclosures, Investment Operations

M&G GLOBAL DIVIDEND FUND

By: M&G Investment Management Limited, its manager

By:	/s/ Mark Thomas
Mark Thomas, Head of M&G Regional Shareholder Disclosures, Investment Operations